March 16, 2009

VIA EDGAR

Mr. Bryan Pitko

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0306

Re:	Antigenics Inc.

Registration Statement on Form S-1, filed on January 2, 2009, as amended on January 27, 2009 and March 16, 2009 (File No. 333-156556)

Post-Effective Amendment on Form S-1 to the Registration Statement on Form S-3, filed on January 2, 2009, as amended on March 16, 2009 (File No. 333-149116)

Post-Effective Amendment on Form S-1 to the Registration Statement on Form S-3, filed on January 2, 2009, as amended on March 16, 2009 (File No. 333-150326)

Dear Mr. Pitko,

In connection with the above referenced registration statement and post-effective amendments (collectively, the “Registration Statements”), Antigenics Inc. (the “Company”) hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings, (ii) the action of the Commission or the staff pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings, and (iii) the Company may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests effectiveness of each Registration Statement at 9:00 AM on March 18, 2009, or as soon thereafter as practicable.

Please call the undersigned at (781) 674-4400 as soon as the Registration Statements have been declared effective.

Best regards,

/s/    Karen Higgins Valentine

Karen Higgins Valentine

Vice President and General Counsel

Cc:	Garo Armen, Chairman and CEO

Paul Kinsella, Ropes & Gray LLP